As Filed with the Securities and Exchange Commission on May 17, 1995
                                                     Registration No. 33-______

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -----------------------

                                    Form S-3
                             REGISTRATION STATEMENT
                                     under
                           THE SECURITIES ACT OF 1933
                            -----------------------

                               E'TOWN CORPORATION
             (Exact name of registrant as specified in its charter)
                 New Jersey                                    22-2596330
        (State or other jurisdiction                          (I.R.S. Employer
      of incorporation or organization)                      Identification No.)

                                600 SOUTH AVENUE
                        WESTFIELD, NEW JERSEY 07091-0788
                                  908-654-1234
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            -----------------------

                               ANDREW M. CHAPMAN
                     Chief Financial Officer and Treasurer
                               E'town Corporation
                                600 South Avenue
                        Westfield, New Jersey 07091-0788
                                  908-654-1234
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            -----------------------

                                   Copies to:
            DAVID P. FALCK, ESQ.                       BART J. COLLI, ESQ.
     Winthrop, Stimson, Putnam & Roberts               McCarter & English
           One Battery Park Plaza                      Four Gateway Center
        New York, New York 10004-1490                  100 Mulberry Street
                                                  Newark, New Jersey 07102-4096

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.
                            -----------------------

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |_|
                            -----------------------

                        CALCULATION OF REGISTRATION FEE
====================================================================================================================================
                                                Proposed             Proposed
Title of each                                   maximum              maximum
class of securities        Amount to be       offering price         aggregate            Amount of
to be registered           registered<F1>       per unit<F2>      offering price<F2>    registration fee
- ------------------------------------------------------------------------------------------------------------------------------------
Common Stock, without
par value <F3>............  660,000             $25.75            $16,995,000               $5,861
====================================================================================================================================

<F1>  Includes  85,000 shares  issuable  upon the exercise of the  Underwriters'
      option to purchase shares solely to cover over-allotments, if any.

<F2>  Estimated  solely for the purpose of calculating the  registration  fee in accordance with Rule 457 under the Securities Act of 1933 based on the average of the reported high and low sales of the Common Stock reported on the New York Stock Exchange on May 12, 1995.

<F3>  This Registration Statement also pertains to Rights to purchase 1/100th of one share of Common Stock of the Registrant (the "Rights"). Until the occurrence of certain prescribed events the Rights are not exercisable, are evidenced by the certificates for E'town Corporation Common Stock and will be transferred only with such securities.

                            -----------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.



                   SUBJECT TO COMPLETION, DATED MAY 17, 1995

                                 575,000 Shares

                               E'TOWN CORPORATION

                                  Common Stock
                              (Without Par Value)
                                ---------------

     The common stock of the Company (the "Common Stock") is traded on the New York Stock Exchange ("NYSE") under the symbol "ETW". On May 16, 1995, the last sale price for the Company's Common Stock on the NYSE was $25.50 per share.
                               ------------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMIS-
       SION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


=============================================================================================================================
                                                                           Underwriting
                                                Price to                  Discounts and                 Proceeds to
                                                 Public                   Commissions<F1>                Company<F2>
- -----------------------------------------------------------------------------------------------------------------------------
Per Share............................
- -----------------------------------------------------------------------------------------------------------------------------
Total<F3> ...........................
=============================================================================================================================

<F1>     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.  See "Underwriting".

<F2>     Before deducting expenses payable by the Company estimated to be $122,625.

<F3>     The Company has granted to the Underwriters a 30-day option to purchase up to 85,000 additional shares of Common Stock to cover over-allotments, if any.  See "Underwriting".  If such option is exercised in full, the total Price to Public, Underwriting Discounts and
         Commissions, and Proceeds to Company will be $        , $         and $        , respectively.

                             ---------------------

     The shares of Common Stock are offered by the Underwriters named below, subject to receipt and acceptance by them and their right to reject any order in whole or in part. It is expected that delivery of the shares will be made on or about , 1995.
                             ---------------------

A.G. Edwards & Sons, Inc.                                Legg Mason Wood Walker
                                                               Incorporated

                     The date of this Prospectus is   , 1995.

         IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                 --------------

                             AVAILABLE INFORMATION

         E'town Corporation ("E'town" or the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60604; and in the Public Reference Room, 14th Floor, Seven World Trade Center, New York, New York 10048. Copies of such materials can be obtained from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, material filed by the Company can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

         The Company has filed with the Commission a Registration Statement on Form S-3 with respect to the offering made hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. Copies of the Registration Statement and the exhibits thereto may be inspected without charge at offices of the Commission, and copies of all or any portion thereof may be obtained from the Commission upon payment of the prescribed fees.

                                                      --------------

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents filed by the Company with the Commission are incorporated by reference into this Prospectus and made a part hereof as of their respective dates:

         1. The Company's Annual Report on Form 10-K for the year ended December 31, 1994 (excluding the Board of Directors' Compensation Committee Report on Executive Compensation and the Performance Graph contained on pages 8-10 of the definitive Proxy Statement of the Company dated March 29, 1995 incorporated in such Form 10-K by reference).

         2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

         3. The description of the Company's common stock purchase rights contained in the Company's Registration Statement on Form 8-A, dated February 4, 1991.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. All of the documents described above are hereinafter referred to as "Incorporated Documents." Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The information relating to the Company contained in this Prospectus summarizes, is based upon, or refers to, information and financial statements contained in one or more of the Incorporated Documents; accordingly, such information contained herein is qualified in its entirety by reference to such Incorporated Documents and should be read in conjunction therewith.

         The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any of the documents referred to above which have been incorporated in this Prospectus by reference other than exhibits to such document (unless such exhibits are specifically incorporated by reference into such document). Requests for such copies should be directed to: Andrew M. Chapman, Chief Financial Officer and Treasurer, E'town Corporation, 600 South Avenue, Westfield, New Jersey 07091-0788; Telephone:
(908) 654-1234.

                               PROSPECTUS SUMMARY
         The following summary is qualified in its entirety by reference to the more detailed information and financial statements which appear elsewhere in this Prospectus or in the Incorporated Documents. Unless the context otherwise requires, the information contained in this Prospectus assumes that the Underwriters' over-allotment option is not exercised.

                                  The Company
         E'town is a holding company whose principal subsidiary is Elizabethtown Water Company ("Elizabethtown"), a regulated public utility providing water service in central New Jersey. Elizabethtown serves a retail franchise area with a population of approximately 570,000 and also provides, on a wholesale basis, a portion of the water requirements of eight municipal systems and three investor-owned water companies under long-term contracts. At December 31, 1993, Elizabethtown, together with its subsidiary, The Mount Holly Water Company ("Mount Holly"), was the seventh largest investor-owned water utility in the United States, based on gallons of water pumped annually. Real estate parcels owned by E'town and another subsidiary, E'town Properties, Inc. ("Properties"), totalling approximately 740 acres, are either held for sale or are in the process of being zoned and permitted with the intent of offering these properties for future sale. Through a majority-owned joint venture, Applied Watershed Management, L.L.C. ("AWM"), E'town is pursuing non-regulated opportunities related to water and wastewater management primarily in New Jersey.

         Elizabethtown and Mount Holly expect to invest approximately $171 million in their core utility businesses during the years 1995-1997. This amount includes $66 million for construction of Elizabethtown's Canal Road Water Treatment Plant (the "Plant"). The Plant, which is scheduled to be completed in 1996 at a total estimated cost of approximately $100 million, excluding AFUDC (as defined herein), is necessary to replace groundwater supplies withdrawn from service and to meet customer demand. In August 1993, the New Jersey Board of Public Utilities (the "BPU") approved an agreement (the "1993 Plant Stipulation") among the principal participants in Elizabethtown's rate cases, affirming that the Plant is necessary and that Elizabethtown's initial estimates (included in the 1993 Plant Stipulation) of the Plant's cost and construction period were reasonable. The 1993 Plant Stipulation also allows Elizabethtown, under certain circumstances, to levy a rate surcharge during the Plant's construction period. See "Construction Program and Regulatory Issues".

          Elizabethtown has executed a revolving credit agreement (the "Agreement") with six banks to provide $60 million in short-term financing. Management expects that financing available under the Agreement, together with internal funds, proceeds of future issuances of debt and preferred stock, and capital contributions from E'town, will be sufficient to finance Elizabethtown's and Mount Holly's capital needs through 1997, including the Plant. In large part due to Elizabethtown's ongoing capital program, Elizabethtown has applied for, and received, base rate relief five times over the last six years, aggregating $31.2 million, including a $5.3 million rate increase effective February 1, 1995. Primarily to recover the costs of the Plant, Elizabethtown expects to file for an estimated 30% rate increase in late 1995. (Management estimates that the bill for a typical residential customer of Elizabethtown is currently approximately $20 per month.) Similarly, Mount Holly is planning a water supply, treatment and transmission construction project at an estimated cost of $16.5 million which will require a significant increase in its rates. Elizabethtown and Mount Holly expect that upon the completion, and successful reflection in rates, of their respective new utility plant projects, their capital requirements for utility plant should decrease, thereby reducing the need for future rate increases and external financing.


                                                  The Offering
Issuer............................................E'town Corporation
Securities Offered................................575,000 shares of Common Stock, without par value<F1>
Shares to be Outstanding after the Offering
  (as of May 16, 1995)............................7,251,489 shares<F1><F2>
NYSE Symbol.......................................ETW
Latest 12-Month Closing Price Range (through
  May 16, 1995)...................................$23.75 per share to $28.25 per share
Indicated Annual Dividend per share of
  Common Stock<F2>................................$2.04.  See "Common Stock Price Range and Dividends".
Use of Proceeds...................................To make an equity contribution of approximately
                                                  $13.9 million to Elizabethtown (which will be used to
                                                  repay a portion of its borrowings under the Agreement
                                                  incurred to finance the construction program).  See "Use
                                                  of Proceeds".

- ----------------

<F1> Includes  associated  common stock purchase  rights as described under
"Description of Common Stock".
<F2> On May 18, 1995,  the Board of Directors  declared a cash  dividend of
$.51 per share payable on June 30, 1995 to holders of record on June 26, 1995. Holders as of the record date of the shares of Common Stock offered hereby will be entitled to receive this dividend.

                                      -3-

                                              Summary Consolidated Financial Information
                                             (Dollars in thousands, except per share data)
                                                                                                  Three Months
                                                       Year Ended December 31,                   Ended March 31,
                                            ---------------------------------------         -----------------------
                                            1992           1993<F1>        1994<F1>          1994<F2>       1995<F2>
                                            -----          -------         -------          -------         -------
Income Statement Data:
Operating Revenues..........................$89,167        $99,996         $102,033         $24,657         $25,174
Operating Expenses.......................... 67,115         74,661           78,352          19,145          19,329
AFUDC and Capitalized Interest<F3>..........  1,797          1,251            2,426             370           1,172
Net Income.................................. 10,231         13,830           12,088           2,537           3,015
Earnings per Share of Common Stock:
    Primary.................................   2.21           2.59             1.95             .45             .45
    Fully Diluted...........................   2.18           2.54             1.94             .45             .45
Dividends per Share of Common Stock.........  $2.00          $2.01            $2.04            $.51            $.51
Average Primary Number of Shares of
  Common Stock Outstanding (000)............  4,628          5,338            6,210           5,683           6,636
Other Data (at end of period):
Common Equity as a Percentage of Total
 Capitalization.............................   37.2%          43.5%            44.7%           43.8%           43.4%
Book Value per Share of Common Stock........ $21.14         $22.76           $23.17          $22.77          $23.12
Meters In Service...........................185,028        188,677          191,622         189,357         192,593


                                                              March 31, 1995




                                                     Actual                       As Adjusted<F4>
                                           ------------------------        -------------------------
                                           Outstanding        Ratio        Outstanding         Ratio
                                           -----------        -----        -----------         -----
Capitalization:
Short-term Debt<F5>.........................$ 35,042           9.9%        $ 21,125             6.0%
Long-term Debt-net.......................... 153,901          43.3%         153,901            43.3%
Cumulative Preferred Stock..................  12,000           3.4%          12,000             3.4%
Common Shareholders' Equity................. 153,967          43.4%         167,884            47.3%
                                             -------          -----         -------           ------
      Total Capitalization..................$354,910         100.0%        $354,910           100.0%
                                            ========         ======        ========           ======
- -----------------------------

<F1>  A return to more normal weather and water consumption patterns during 1994 compared to 1993, combined with a charge due to litigation of $.10 per share in September 1994 and a gain on the sale of land of $.21 per share in August 1993, all contributed to an overall decrease in earnings per share in 1994 compared to 1993. Earnings per share were further affected by a 16% increase in the average number of common shares outstanding in 1994.

<F2>  Due  to  the  seasonal  and  weather-related   nature  of  Elizabethtown's
      business, results of operations for the quarterly periods shown are not necessarily indicative of full year results.

<F3>  "AFUDC and  Capitalized  Interest" is  comprised  of (i) an Allowance  for
      Funds Used During Construction ("AFUDC"), which is capitalized by Elizabethtown and Mount Holly as an appropriate cost of utility plant, and represents the cost of financing major projects during construction ($2,045,234 for 1994 and $1,120,356 for the three months ended March 31, 1995), and (ii) capitalized interest for non-utility properties under development ($380,565 for 1994 and $52,935 for the three months ended March 31, 1995). AFUDC, a non-cash credit on the income statement, is added to the construction cost of the project and included in rate base for recovery in rates during the project's useful life.

<F4>  As  adjusted to reflect the sale of the Common  Stock  offered  hereby for estimated net proceeds of $13,917,000, as described under "Use of Proceeds".

<F5>   Includes current portion of long-term debt.

                                      -4-

                                      MAP


          [See narrative description of Map contained in Appendix A.]

                                  THE COMPANY

      The Company, a New Jersey corporation, is a holding company whose principal subsidiary, Elizabethtown, is a regulated water utility, one of whose corporate predecessors was first incorporated in 1854. The Company was formed in 1985 to become the holding company for Elizabethtown pursuant to a reorganization approved by Elizabethtown's stockholders and the BPU. E'town and its non-regulated subsidiary, Properties, currently own approximately 740 acres of land in New Jersey which are either held for sale or are in the process of being zoned and permitted with the intent of offering these properties for future sale. The Company has no plans to acquire additional real estate. In March 1995, the Company formed AWM, a three-year joint venture, in which it has a 65% ownership interest. AWM intends to design, finance, engineer, construct, own, operate and/or sell water and wastewater facilities primarily in New Jersey.

      Elizabethtown and Mount Holly are engaged in the treatment and distribution of water for domestic, commercial, industrial and fire protection purposes and for resale to municipal systems and other investor-owned water companies. Throughout their central and southern New Jersey service areas, Elizabethtown and Mount Holly serve a population of approximately 570,000 at retail and provide, on a wholesale basis, a portion of the water requirements of eight municipal entities and three investor-owned water utilities. All of the Company's consolidated revenues are currently contributed by the Company's water utility business. At December 31, 1993, Elizabethtown, together with Mount Holly, was the seventh largest investor-owned water utility in the United States, based on gallons of water pumped annually.

      Elizabethtown and Mount Holly are subject to regulation by the BPU with respect to rates and service, the issuance and sale of securities, classification of accounts, mergers, and other matters. Elizabethtown and Mount Holly periodically seek rate relief to cover the cost of increased operating expenses, increases in financing expenses due to additional investments in utility plant, and other costs of doing business.

      The  Company's   executive  offices  are  located  at  600  South  Avenue,
Westfield, New Jersey 07091-0788. Its telephone number is (908) 654-1234.


                                USE OF PROCEEDS

      The net proceeds to the Company from the sale of the Common Stock offered hereby, estimated to be $13,917,000, will be used to fund an equity contribution in the same amount to Elizabethtown. Elizabethtown will repay a portion of its short-term borrowings under the Agreement incurred to finance the construction program, primarily the Plant. At May 16, 1995, Elizabethtown had short-term borrowings outstanding of $42 million under the Agreement at interest rates from 6.2% to 7.1%, at a weighted average interest rate of 6.4%.


                   CONSTRUCTION PROGRAM AND REGULATORY ISSUES

      Capital expenditures, primarily for water utility plant, were $70.1 million for 1994 and $136.4 million for the three-year period ended December 31, 1994. Capital expenditures for the three-year period ending December 31, 1997 are estimated to be $171.5 million, of which $170.4 million is for water utility plant ($149.5 million for Elizabethtown and $20.9 million for Mount Holly) and $1.1 million is for real estate-related expenditures and AWM.

      A major portion of the utilities' capital outlays will occur in the first 18 months of the three-year projection period through 1997 as Elizabethtown and Mount Holly invest in new water treatment and water supply facilities, each as described below. After these projects are completed, the capital outlays for the utilities are expected to decrease.

Elizabethtown

      Elizabethtown's capital program includes the construction of the Plant near Elizabethtown's existing plant. The Plant, which will have an initial rated production capacity of 40 million gallons per day and can be expanded to 200 million gallons per day, is necessary to meet existing and anticipated customer demands and to replace groundwater supplies withdrawn from service as a result of more restrictive water quality regulations and groundwater contamination. Expansion of the Plant's production capacity beyond 40 million gallons per day is not expected to occur in the foreseeable future. Elizabethtown's capital program also includes the construction of additional mains and storage facilities necessary to serve existing and future customers.

      In April 1994, following a competitive bidding process, Elizabethtown executed a lump-sum contract for the construction of the Plant. The current estimated cost of the Plant is approximately $100 million, excluding AFUDC. As of March 31, 1995, the Company has expended $43.8 million on the Plant (excluding AFUDC of $2.9 million). The project is proceeding on schedule, the construction contract remains on budget, and the project is expected to be completed in mid-1996.

      In August 1993, the BPU approved the 1993 Plant Stipulation signed by the Department of Ratepayer Advocate, the BPU staff and several of Elizabethtown's major wholesale customers, all of whom typically participate in Elizabethtown's rate cases. The 1993 Plant Stipulation states the Plant is necessary and that Elizabethtown's estimate regarding the Plant's cost ($87 million at that time) and construction period are reasonable. In April 1994, Elizabethtown notified all parties to the 1993 Plant Stipulation that the estimated cost of the Plant had increased. The 1993 Plant Stipulation authorizes Elizabethtown to levy a rate surcharge during the Plant's construction period if Elizabethtown's pre-tax interest coverage ratio for any twelve-month historical period drops below 2.0 times. The surcharge would equal 20% of Elizabethtown's gross interest expense for the prior twelve months, adjusted for revenue taxes. The surcharge would go into effect at the same time as Elizabethtown's next base rate increase after the coverage ratio falls below 2.0 times. Also, the surcharge would remain in effect for twelve months and could be extended by the BPU for up to six additional months. The 1993 Plant Stipulation also provides that the rate of return on common stockholder's equity used to calculate the rate for the equity component of the AFUDC for the Plant will be 1.5% less than the rate of return on common stockholder's equity established in Elizabethtown's most recent base rate case. The authorized rate of return on common stockholder's equity is currently 11.5%. Elizabethtown's pre-tax interest coverage ratio, calculated in accordance with the 1993 Plant Stipulation, for the twelve months ended March 31, 1995 was 2.8 times. Based upon current conditions, Elizabethtown expects its pre-tax interest coverage will remain above the 2.0 times trigger level through the completion of the Plant's construction and that the surcharge will not be required.

      On January 24, 1995, the BPU approved a stipulation ("1995 Stipulation") for a rate increase for Elizabethtown of $5.3 million, effective February 1, 1995. The 1995 Stipulation provides for an authorized rate of return on common equity of 11.5%. It also provides for recovery of the current service cost portion of the obligation accrued under Statement of Financial Accounting Standards 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions," provided this amount is funded by Elizabethtown. The rate increase will recover the financing costs associated with $62.0 million of construction projects that were not reflected in the rates last established in March 1993. The increase will offset costs for power, labor and benefits, primarily medical. The 1995 Stipulation also provides for an increase in depreciation rates resulting in an increase in depreciation expense of approximately $.5 million. The 1995 Stipulation requires Elizabethtown to maintain an average ratio of common equity to total capitalization of at least 45.1% for the twelve months ended January 31, 1996. If a lesser ratio is realized, the revenue requirement associated with such lesser ratio will offset the overall revenue requirement in the next base rate case. The Company expects to sustain an average ratio of common equity to total capitalization in excess of 45.1% for the twelve month period.

      A rate increase of approximately 30% in excess of current rates will be requested by Elizabethtown in late 1995 to be effective in mid-1996, a major portion of which will be needed to recover the expected costs of the Plant. In light of the approval by the BPU of the 1993 Plant Stipulation and Elizabethtown's experience in obtaining base rate relief, Elizabethtown expects the BPU to grant timely and adequate rate relief for the Plant, but cannot predict the ultimate outcome of any rate proceeding.

Mount Holly

      To ensure an adequate supply of quality water from an aquifer serving parts of southern New Jersey, State legislation is requiring Mount Holly, as well as other suppliers obtaining water from designated portions of this aquifer, to reduce pumpage from its wells. Mount Holly has received preliminary approvals from the New Jersey Department of Environmental Protection for its conceptual plan to develop a new water supply, treatment and transmission system necessary to obtain water outside the designated portion of the aquifer and to treat and pump the water into the Mount Holly system. The project is currently estimated to cost $16.5 million and is expected to be completed by the end of 1996. The land for the supply and treatment facilities has been purchased and test wells have been drilled and evaluated. In the second quarter of 1995, Mount Holly expects to petition the BPU for an increase in rates, to take place in two phases, of more than 100% in excess of current rates. The first phase is necessary to recover costs that were not reflected in rates last increased in October 1986. The second phase would recover the costs of the new water supply, treatment and transmission system discussed above. A decision by the BPU on Mount Holly's petition is expected by the end of 1995. Mount Holly's rates are now among the lowest in the State. Even though Mount Holly's forthcoming rate increase, if granted at or near the level proposed, will be substantial relative to current rates, management expects that the resulting rates will be lower than those charged by the other major investor-owned water system in the region.
While management believes that the water supply, treatment and transmission project planned for Mount Holly is a cost-effective response to the State legislation affecting the area and that the costs incurred by Mount Holly since rates were last increased are appropriate, management cannot predict the ultimate outcome of any rate proceeding at this time.

                         FUTURE FINANCING REQUIREMENTS

      For the three-year period ending December 31, 1997, Elizabethtown, including Mount Holly, estimates 30% of its capital expenditures will be financed with internally generated funds (after payment of common stock dividends). Management believes Elizabethtown will be able to finance the balance with a combination of capital contributions from the proceeds of E'town common stock sales, proceeds from the sale by Elizabethtown of preferred stock and long-term debentures and from tax-exempt New Jersey Economic Development Authority ("NJEDA") bonds, and short-term borrowings by Elizabethtown under its revolving credit agreement discussed below. Under Elizabethtown's most restrictive debenture indenture, at March 31, 1995, Elizabethtown had the ability to issue $57 million of long-term debentures at an assumed interest rate of 8.25%.

      Elizabethtown has executed the Agreement with an agent bank and five additional banks to replace its uncommitted lines of credit. The Agreement allows Elizabethtown to borrow, repay and reborrow up to $60 million during the first three years, after which time Elizabethtown may convert any outstanding balances to a five-year fully amortizing term loan. The Agreement further provides that, among other covenants, Elizabethtown must maintain a ratio of common and preferred equity to total capitalization of not less than 35% and a pre-tax interest coverage ratio of at least 1.5 to 1. As of March 31, 1995, the ratio of Elizabethtown's common and preferred equity to total capitalization was 48%. For the twelve months ended March 31, 1995 Elizabethtown's pre-tax interest coverage ratio, calculated in accordance with the Agreement, was 3.0 to 1.


                     COMMON STOCK PRICE RANGE AND DIVIDENDS

      The Company's Common Stock is listed on the NYSE under the symbol "ETW". The following table sets forth the high and low closing prices per share of the Company's Common Stock for the periods indicated, as reported by the NYSE. The table also shows dividends paid per share on the Company's Common Stock for the periods indicated.




                                   Closing Prices
                                   --------------
                                                      Dividends
                                    High     Low        Paid
                                   -----    -----     ---------
1993:    First Quarter............$30.88    $27.63    $.50
         Second Quarter........... 31.13     29.50     .50
         Third Quarter............ 35.75     29.88     .50
         Fourth Quarter........... 34.75     30.25     .51

1994:    First Quarter............ 32.00     29.75     .51
         Second Quarter........... 29.75     26.50     .51
         Third Quarter............ 27.75     26.25     .51
         Fourth Quarter........... 27.00     23.75     .51

1995:    First Quarter ........... 26.38     24.88     .51
         Second Quarter (through
           May 16, 1995).......... 27.13     25.38      <F*>
- ---------------------------

<F*>     On May 18,  1995,  the Board of Directors  declared a cash  dividend of
$.51 per share payable on June 30, 1995 to holders of record on June 26, 1995. Holders as of the record date of the shares of Common Stock offered hereby will be entitled to receive this dividend.

      On May 16, 1995, the last sale price for the Company's Common Stock, as reported by the NYSE, was $25.50 per share. On December 31, 1994, there were 6,218 holders of record of the Company's Common Stock. Of the approximately 6.6 million shares outstanding as of that date, about 4.7 million shares were registered in the name of only one holder, Cede & Co., which is a nominee of The Depository Trust Company, a securities depositary for various banks and brokerage firms.

 The Company and its predecessors have paid cash dividends since 1880. The indicated annual dividend rate is currently $2.04 per share. The amount of future dividends will depend upon the Company's earnings, financial condition, capital requirements and other factors, including the timeliness and adequacy of rate relief granted to Elizabethtown and Mount Holly.

 The Company has a Dividend Reinvestment and Stock Purchase Plan (the "DRP Plan") under which participating shareholders may have cash dividends on all or a portion of their shares of Common Stock automatically reinvested in additional shares of Common Stock at 95% of market value as outlined in the DRP Plan, and may invest up to an additional $2,000 per month on the same basis. No commission or service charge is paid by participants in connection with their purchases under the DRP Plan. In 1994, the Company received $7.1 million in proceeds from sales of Common Stock under the DRP Plan. The Company reserves the right to amend or modify the DRP Plan at any time.


                          DESCRIPTION OF COMMON STOCK

 Certain provisions of the Company's Certificate of Incorporation and By-Laws and Elizabethtown's Restated Certificate of Incorporation and Elizabethtown's indentures are summarized or referred to below. The summaries are merely an outline, do not purport to be complete, do not relate to or give effect to the provisions of statutory or common law, and are qualified in their entirety by express reference to such Certificates of Incorporation, By-Laws and indentures.

 The Company is authorized by its Certificate of Incorporation to issue 15,000,000 shares of Common Stock, without par value, of which 6,676,489 shares were issued and outstanding as of May 16, 1995. As of March 31, 1995, the Company has agreed to keep reserved for issuance 299,825 shares of Common Stock to satisfy the privileges of the Company's subordinated debentures which are convertible into Common Stock at a conversion price of $40.00 per share, subject to adjustment.

 The holders of Common Stock of the Company are entitled to receive dividends as and when declared by the Board of Directors of the Company out of funds legally available for dividends. Payment of common stock dividends by Elizabethtown (which currently constitutes the predominant source of cash from earnings available to the Company) is restricted by certain provisions of the seven indentures under which debentures of Elizabethtown are outstanding. At March 31, 1995, $7,800,513 of Elizabethtown's retained earnings were restricted under the most restrictive of these indenture provisions. Therefore, $34,272,497 of E'town's consolidated retained earnings were unrestricted. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. The holders of record of Common Stock are entitled to one vote for each share of such stock held by them. The holders of Common Stock have no cumulative voting, preemptive or conversion rights and are not subject to further calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. The Common Stock currently outstanding is, and the Common Stock offered pursuant to this Prospectus will be, fully paid and non-assessable.

 At the Annual Meeting of Shareholders on May 6, 1991, holders of the Company's Common Stock adopted an amendment to the Company's Certificate of Incorporation which provided for, among other things, a classified Board of Directors. Such amendment may only be amended or repealed by the affirmative vote of the holders of at least 80% of the Company's Common Stock. Also in May 1991, the Board of Directors approved revisions to the Company's By-Laws which provided for, among other things, certain notice requirements for business to be properly brought by shareholders before an annual or special meeting of shareholders, certain procedures for the nomination of directors by shareholders, the fixing of record dates with respect to action to be taken by shareholder vote or by written consent, and the calling of special meetings of shareholders pursuant to a vote of the Board of Directors, action by the Chairman or a request of shareholders holding at least 40% of the capital stock of the Company.

 The outstanding Common Stock of the Company is traded on the NYSE. The Bank of New York is the Registrar and Transfer Agent for the Common Stock of the Company.

 On January 24, 1991, pursuant to a shareholders' rights plan adopted by the Company, the Board of Directors of the Company declared a dividend of one share purchase right (a "Right") for each outstanding share of Common Stock (the "Shares") of the Company. The dividend was paid on February 4, 1991 (the "Record Date") to the shareholders of record on that date. Generally, each share of Common Stock issued after the Record Date, including the shares of Common Stock offered hereby, carries one Right. Each Right entitles the registered holder to purchase from the Company 1/100th of one Share at a price of $.80 per 1/100th of one Share, subject to adjustment. Until the occurrence of certain specified events, including the acquisition by certain third parties of a large amount of Common Stock or attempts to acquire the Company, the Rights are not exercisable, have no dilutive effect, are evidenced by the certificates for the shares of the Company's Common Stock and will be transferred only with such securities. A more complete description of the Rights is set forth in the Company's Registration Statement on Form 8-A, as amended, and the exhibits thereto, which description has been incorporated by reference herein. See "Incorporation of Certain Information by Reference."

                                  UNDERWRITING

 Subject to the terms and conditions of the Underwriting Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part, the Company has agreed to sell to A.G. Edwards & Sons, Inc. and Legg Mason Wood Walker, Incorporated (the "Underwriters"), and the Underwriters have severally agreed to purchase from the Company, shares
and      shares of the Common Stock offered hereby, respectively.

 The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to take and pay for all the shares of Common Stock offered hereby if any are taken.

 The Company has been advised by the Underwriters that they propose to offer the shares of Common Stock offered hereby to the public at the offering price set forth on the cover page of this Prospectus and may offer such shares to certain dealers at such price less a concession not in excess of $ per share, and that the Underwriters and such dealers may reallow a discount not in excess of $ per share to other dealers. The public offering price and the concession and discount to dealers may be changed by the Underwriters after the initial date of the public offering.

 The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 85,000 additional shares of Common Stock. The Underwriters may exercise such option only to cover over-allotments in connection with the sale of the shares of Common Stock offered hereby.

 The Company has agreed that it will not, without the prior written consent of the Underwriters, file with the Commission a registration statement under the Securities Act of 1933 (the "Securities Act") relating to any issuance of its Common Stock or any security convertible into or exchangeable for or any rights to purchase or acquire Common Stock for a period of 180 days after the date of this Prospectus, except for shares to be issued pursuant to the Company's DRP Plan or its existing employee benefit plans.

 The Company has agreed to indemnify the Underwriters and their controlling persons against certain civil liabilities, including certain civil liabilities under the Securities Act.


                                 LEGAL MATTERS

 Certain legal matters concerning the offering will be passed upon for the Company by Walter M. Braswell, Esq., Secretary of the Company, and Winthrop, Stimson, Putnam & Roberts, New York, New York, special counsel for the Company. Certain legal matters will be passed upon for the Underwriters by McCarter & English, Newark, New Jersey. As of May 16, 1995, Mr. Braswell owned 11,214 shares (including stock options) of the Company's Common Stock.


                                    EXPERTS

 The financial statements and the related financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1994 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

No dealer, salesperson or any other person has
been authorized to give information or to make
any representations, other than those contained in
this Prospectus, in connection with the offer
contained in this Prospectus, and if given or made,            575,000 Shares
such information or representations must not be
relied upon as having been authorized by the
Company or by any of the Underwriters.  This                        E'TOWN
Prospectus does not constitute an offer to sell, or a            CORPORATION
solicitation of an offer to buy, securities other than
the securities offered hereby or an offer to sell, or
a solicitation of an offer to buy, any of the                   Common Stock
securities offered hereby in any jurisdiction to any         (Without Par Value)
person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof.


                                                             P R O S P E C T U S



                      TABLE OF CONTENTS


                                         Page
                                                      A.G. Edwards & Sons, Inc.
Available Information.................
Incorporation of Certain                                Legg Mason Wood Walker
  Information by Reference............                        Incorporated
Prospectus Summary....................
Map...................................                         June , 1995
The Company...........................
Use of Proceeds.......................
Construction Program
  and Regulatory Issues...............
Future Financing Requirements.........
Common Stock Price Range
  and Dividends.......................
Description of Common Stock...........
Underwriting..........................
Legal Matters.........................
Experts...............................

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.<F*>
 Securities and Exchange Commission filing fee........     $   5,861
 NASD filing fee......................................         2,200
 New York Stock Exchange listing fee..................         2,000
 Costs of printing and engraving......................        16,000
 Legal fees and expenses..............................        45,000
 Blue sky fees and expenses...........................         7,000
 Accounting fees and expenses.........................        40,000
 Miscellaneous expenses...............................         4,564
                                                                                                    ---------

         Total........................................      $122,625

- -----------------------------

<F*> All expenses except for the Securities and Exchange Commission and NASD filing fees are estimated.

Item 15.  Indemnification of Directors and Officers.

         Article 3, Section 6 of the Company's By-Laws provides that the Company shall indemnify each director or officer of the Company and any person who, at the request of the Company, has served as a director, officer or trustee of another corporation in which the Company has a financial interest against reasonable costs, expenses and counsel fees paid or incurred (including any judgments, fines or reasonable settlements exclusive of any amount paid to the Company in settlement) in connection with the defense of any action, suit or proceeding in which such person is named as a party by reason of having been such director, officer or trustee or by reason of any action taken or not taken in such capacity unless such director, officer or trustee is finally adjudged to have been derelict in the performance of his duties as director, officer or trustee. If any such action, suit or proceeding is settled or otherwise terminated as against such director, officer or trustee without a final determination on the merits and the Board of Directors of the Company shall determine that such director, officer or trustee has not in any substantial way been derelict in the performance of his duties as charged in such action, suit or proceeding, the Company shall indemnify such director, officer or trustee as aforesaid.

         Such rights of indemnification are not exclusive of any rights to which a director or officer of the Company may have pursuant to statute or otherwise.


         Section 14A:3-5 of the New Jersey Business Corporation Act (the "Act") gives a corporation the power, without a specific authorization in its certificate of incorporation or by-laws, to indemnify a corporate agent against expenses and liabilities incurred in connection with certain proceedings involving the corporate agent by reason of his being or having been such a corporate agent, provided that with regard to a proceeding other than one by or in the right of the corporation, the corporate agent must have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, such corporate agent had no reasonable cause to believe his conduct was unlawful. In any such proceeding, termination of a proceeding by judgment, order, settlement, conviction or upon plea of nolo contendere or its equivalent does not of itself create a presumption that any such corporate agent failed to meet the above applicable standards of conduct. The indemnification provided by the Act does not exclude any rights to which a corporate agent may be entitled under a certificate of incorporation, by-law, agreement, vote of shareholders or otherwise. No indemnification, other than that required when a corporate agent is successful on the merits or otherwise in any of the above proceedings shall be allowed if such indemnification would be inconsistent with a provision of the certificate of incorporation, a by-law or a resolution of the board of directors or of the shareholders, an agreement or other proper corporate action in effect at the time of the accrual of the alleged cause of action which prohibits, limits or otherwise conditions the exercise of indemnification powers by the corporation or the rights of indemnification to which a corporate agent may be entitled.

         The Company also has insurance policies which, among other things, provide officers and directors liability coverage, individually and in the aggregate up to a limit of $20 million for each loss within a 12-month period.



Item 16.  Exhibits.

Exhibit No.       Description

1        -        Form of Underwriting Agreement.

4(a)     -        Company's Certificate of Incorporation, as amended (filed as
                  Exhibit 4(a) in Registration Statement No. 33-42509).*

4(b)     -        By-Laws of the Company, as amended (filed as Exhibit 3(b) in the Company's Form 10-K for the year ended December 31,
                  1994).*

4(c)     -        Rights Agreement dated as of February 4, 1991 between the
                  Company and the Rights Agent named therein (filed as Exhibit 4(n) in Registration Statement No. 33-38566).*

4(d)     -        Form of Common Stock Certificate (filed as Exhibit 4(d) in
                  Registration Statement No. 33-53245).*

4(e)     -        Elizabethtown's Restated Certificate of Incorporation (filed as Exhibit 3(a) in the Company's Form 10-K for the year ended
                  December 31, 1993).*

5        -        Opinion of Walter M. Braswell, Esq., as to the securities
                  being registered.

23(a)    -        Consent of Walter M. Braswell, Esq. (contained in Exhibit 5).

23(b)    -        Consent of Deloitte & Touche LLP, Independent Auditors.

24       -        Power of Attorney.

- -----------------
*  Incorporated by reference.

Item 17.  Undertakings.

         The undersigned registrant hereby undertakes:

                  (1) For purposes of determining any liability under the Securities Act of 1933 ("Act"), each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westfield and State of New Jersey, on the 17th day of May, 1995.

                               E'TOWN CORPORATION


                                                 By /s/ WALTER M. BRASWELL
                                                 -------------------------
                                                 Walter M. Braswell
                                                 Secretary


                  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


Signature                      Title                                 Date


/s/ ROBERT W. KEAN, JR. *
- ---------------------------
    Robert W. Kean, Jr.       Chairman, Chief Executive
                              Officer and Director (Principal
                              Executive Officer)                  May 17, 1995

/s/ HENRY S. PATTERSON, II*
- ---------------------------
    Henry S. Patterson, II    President and Director              May 17, 1995


/s/ ANNE EVANS ESTABROOK*
- ---------------------------
    Anne Evans Estabrook      Vice President and Director         May 17, 1995


/s/ WALTER M. BRASWELL
- ---------------------------
    Walter M. Braswell        Secretary                           May 17, 1995

/s/ ANDREW M. CHAPMAN
- ---------------------------
   Andrew M. Chapman          Chief Financial Officer and
                              Treasurer (Principal Financial
                              Officer and Principal Accounting
                              Officer)                            May 17, 1995

/s/ BRENDAN T. BYRNE*
- ---------------------------
    Brendan T. Byrne          Director                            May 17, 1995

/s/ THOMAS J. CAWLEY*
- ---------------------------
    Thomas J. Cawley          Director                            May 17, 1995



- ---------------------------
 John Kean                    Director


/s/ ROBERT W. KEAN, III*
- ---------------------------
    Robert W. Kean, III       Director                            May 17, 1995


/s/ ARTHUR P. MORGAN*
- ---------------------------
    Arthur P. Morgan          Director                            May 17, 1995


/s/ BARRY T. PARKER*
- ---------------------------
    Barry T. Parker           Director                            May 17, 1995



/s/ HUGO M. PFALTZ, JR.*
- ---------------------------
    Hugo  M. Pfaltz, Jr.      Director                            May 17, 1995


/s/ CHESTER A. RING, 3RD*
- ---------------------------
    Chester A. Ring, 3rd      Director                            May 17, 1995


*By /s/ WALTER M. BRASWELL
- --------------------------
    Walter M. Braswell
    Attorney-in-fact

                                   APPENDIX A



1. Narrative description of Map appearing on page 5 of the paper format version of the Prospectus, included herein pursuant to Item 304 of Regulation S-T:


                  The relevant graphic material, in the form of a map, generally shows the state of New Jersey and, by use of symbols and different shading, the service areas of Elizabethtown Water Company ("Elizabethtown") and Mount Holly Water Company ("Mount Holly") and the location of land owned by E'town Corporation ("E'town") or E'town Properties Inc. ("Properties") within central New Jersey. Specifically, the map indicates the following:

         A. By using "criss-cross" shading, the franchised area of Elizabethtown (north of Trenton, New Jersey) is shown;

         B. By using horizontal shading, the franchised area of Mount Holly (south of Trenton, New Jersey) is shown;

         C. By using dark shading, the area of other systems served by Elizabethtown (north of Trenton, New Jersey) is shown;

         D. By using dark circular symbols, the location of land owned by E'town or Properties in central New Jersey is indicated;

         E. By using dark square symbols, the respective locations of Elizabethtown's Raritan-Millstone Treatment Plant and the proposed Canal Road Treatment Plant are indicated; and

         F. By using star symbols, the cities of Philadelphia, Trenton and New York are indicated.

                                 Exhibit Index

Exhibit No.                Description

1        -        Form of Underwriting Agreement.

4(a)     -        Company's Certificate of Incorporation, as amended (filed as
                  Exhibit 4(a) in Registration Statement No. 33-42509).*

4(b)     -        By-Laws of the Company, as amended (filed as Exhibit 3(b) in the Company's Form 10-K for the year ended December 31,
                  1994).*

4(c)     -        Rights  Agreement  dated as of February 4, 1991  between the
                  Company and the Rights Agent named  therein  (filed as Exhibit
                  4(n) in Registration Statement No.
                  33-38566).*

4(d)     -        Form of Common Stock Certificate (filed as Exhibit 4(d) in
                  Registration Statement No. 33-53245).*

4(e)     -        Elizabethtown's Restated Certificate of Incorporation (filed as Exhibit 3(a) in the Company's Form 10-K for the year ended
                  December 31, 1993).*

5        -        Opinion of Walter M. Braswell, Esq., as to the securities
                  being registered.

23(a)    -        Consent of Walter M. Braswell, Esq. (contained in Exhibit 5).

23(b)    -        Consent of Deloitte & Touche, Independent Auditors.

24       -        Power of Attorney.

- -----------------
*  Incorporated by reference.